Exhibit 99.1

RICHMONT MINES INC.

Notice of Annual and Special General Meeting of Shareholders

and

Management Information Circular

March 31, 2010

These security holder materials are sent to registered and non-registered owners of shares. If you are a non-registered owner of shares, and have received these documents from the securities issuer or its agent, your name, address and information concerning the securities you hold were obtained from the intermediary who holds these securities for your account in accordance with securities regulations.

By choosing to send these materials directly to you, the issuer (and not the intermediary who holds the securities for your account) assumes the responsibility of i) sending you these documents and ii) executing your voting instructions. Please return your voting instructions to the recipient indicated on the voting instruction form.

RICHMONT MINES INC.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special General Meeting of the Shareholders of Richmont Mines Inc. (the “Company”) will be held in the Duluth meeting room at the Fairmont Queen Elizabeth Hotel, located at 900 René-Lévesque Boulevard West, in Montreal, Quebec, on Thursday, May 13, 2010 at 9:00 a.m. (EST) for the purposes of:

1°	receiving the annual report and the consolidated financial statements of the Company for the financial year ended December 31, 2009 and the auditors' report thereon;

2°	electing the directors of the Company;

3°	appointing the auditors of the Company and authorizing the Board of Directors to determine their remuneration;

4°	ratifying the amendment to the Company’s By-law 2.05, relating to the quorum for Board of Directors meetings ; and

5°	transacting such other business as may be properly brought before the meeting.

The enclosed Management Information Circular contains additional information on the matters that will be discussed at the meeting and forms an integral part of this notice.

Only registered shareholders at the close of business on April 1, 2010 will receive a Notice of the Annual and Special General Meeting of Shareholders and will be entitled to vote, in person or by proxy, at the meeting.

By order of the Board of Directors

/s/ Sidney M. Horn
Montreal, Quebec	Sidney M. Horn
March 31, 2010	Secretary

IMPORTANT

As the objective is to have the greatest possible number of shares represented and voted at the Annual and Special General Meeting, shareholders who are unable to attend the meeting are requested to COMPLETE, DATE and SIGN the enclosed proxy form and to RETURN it to Computershare Investor Services inc. in the enclosed envelope provided for that purpose before 5:00 p.m. (EST) on May 11, 2010. Please refer to the enclosed Management Information Circular for additional details.

RICHMONT MINES INC.

MANAGEMENT INFORMATION CIRCULAR

1.	SOLICITATION OF PROXIES

This circular is furnished in connection with the solicitation of proxies by the management of Richmont Mines Inc. (the "Company") for use at the Company’s Annual and Special General Meeting of Shareholders (the "Meeting"), scheduled to be held on May 13, 2010 at 9:00 a.m. EST at the place and for the purposes set forth in the accompanying notice of meeting (the "Notice"), or at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of March 31, 2010. All amounts stated herein are in Canadian Dollars.

The Company will bear the cost of soliciting proxies. Proxies may be solicited by mail, and the directors, officers or regular employees of the Company may solicit proxies personally, by telephone or by other electronic means of communication. None of these individuals will receive additional compensation for such efforts. The Company reserves the right to employ third parties to solicit proxies in like fashion for reasonable remuneration. The Company will reimburse banks, brokerage firms, and other custodians, intermediaries and trustees for their reasonable expenses incurred in sending proxy material to beneficial owners of shares and requesting authority to execute proxies.

2.	APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed proxy form are directors of the Company. Each shareholder has the right to appoint a person (who needs not be a shareholder of the Company) other than the persons whose names appear as proxy in the proxy form, to represent him at the Meeting. For that purpose, the shareholder must strike out the names put forward by management in the accompanying proxy form, and clearly insert the name of the person chosen in the blank space provided.

To be valid, a proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney authorized in writing. The proxy, to be acted upon, must be deposited with Computershare Investor Services Inc., located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 5:00 p.m. (EST) on the second business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

A shareholder may revoke a proxy at any time prior to its use in any manner permitted by law, including by instrument in writing executed by the shareholder, or by his attorney authorized in writing, or in the case of a corporation, by an officer or attorney authorized in writing. This instrument must be deposited either with Computershare Investor Services Inc., located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 5:00 p.m. (EST) on the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

3.	USE OF THE PROXIES

The persons named in the accompanying proxy form will ensure that the shares are voted in accordance with the instructions of the shareholders appointing them. In the absence of such instructions, the persons whose names are printed on the proxy form will vote i) FOR the election of the nominees whose names are set forth herein to the Board of Directors, ii) FOR the appointment of Raymond Chabot Grant Thornton LLP, Chartered Accountants, as auditors of the Company and, subsequently, giving authorization to the Board of Directors to fix their remuneration, and iii) FOR the amendment to the Company’s By-law 2.05 relating to the quorum for Board of Directors meetings

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or changes to all matters identified in the Notice or other matters which may be properly brought before the Meeting. Should any amendment, change, or other matter be properly brought before the Meeting, the persons named in the enclosed proxy form will vote on such matter in accordance with their best judgment.

4.	VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The directors of the Company have set the close of business on April 1st, 2010, as the close of business, as the record date for the determination of the shareholders entitled to receive notice of the Meeting, and the date to vote thereat. All holders of at least one common share of the Company as of that date will have the right to vote at the Meeting.

Under the Company’s by-laws, the quorum at any shareholders meeting is two shareholders present in person who hold or represent by proxy not less than 10% of the shares issued by the Company and entitled to vote at the Meeting.

The election of the nominees for director positions, the appointment of the auditors and authorization to fix their remuneration and the By-law amendment, will each be determined by the majority of the votes cast at the meeting by proxy or in person.

As of March 31, 2010, 26,117,656 common shares of the Company were issued and outstanding, each giving the right to one vote at the Meeting.

As of March 31, 2010, to the knowledge of the directors and executive officers of the Company, Oxbridge Bank & Trust SCC (“Oxbridge”), an entity ultimately controlled by H. Greg Chamandy, a member of the Board of the Company and Chairman of the Board, is the only shareholder, directly or indirectly, beneficially owning or control over more than 10% of the outstanding common shares of the Company. Oxbridge, with its joint actors, beneficially owns or controls directly or indirectly 5,013,254 common shares and 105,000 common share options, representing approximately 19.6% of the outstanding common shares of the Company, excluding the common shares underlying the other outstanding options.

The Company, Oxbridge and Mr. Chamandy are party to a mutual undertaking whereby (A) Mr. Chamandy and Oxbridge, in their capacity as shareholders of the Company, have undertaken to vote, and to cause to be voted, at all meetings of the shareholders of the Company at which directors are to be elected and to be held prior to December 31, 2011 all shares of the Company that they, or any person with whom they are acting jointly or in concert in connection with the Company, control directly or indirectly, in favour of the election of Messrs. Denis Arcand, Martin Rivard, Réjean Houle and Raynald Vézina, the current directors of the Company, as directors of the Company and (B) the Company had undertaken (i) to cause Elaine Ellingham, A. Michel Lavigne, Sam Minzberg and Jean-Pierre Ouellet (collectively, the "New Directors") to be included as nominees proposed by the Company to its shareholders for election at the meeting; (ii) to ensure that the New Directors be included as nominees proposed by the Company to its shareholders for election to the Board of Directors at all meetings of the shareholders of the Company at which directors are to be elected prior to December 31, 2010; and (iii) to use its commercially reasonable efforts to cause the election of such New Directors at such meetings in each case.

5.	ELECTION OF DIRECTORS

Pursuant to its articles of incorporation, the business of the Company is managed by a Board of Directors composed of a minimum of three and a maximum of eleven directors. The term of office of each director elected at the Meeting shall end at the date of the next annual meeting following his election or nomination, or at the date of the election or nomination of his successor, unless he resigns or his office becomes vacant by reason of death or any other cause in accordance with the by-laws of the Company.

Information on the Nominees for Election as Director

The following table presents information regarding each member of the Board of Directors of the Company.

Name and office held with the Company	Residence	Principal occupation	Director Since	Number of shares over which beneficial ownership or control is exercised, directly or indirectly, as at March 31, 2010(1)	Number of options over which beneficial ownership or control is exercised, directly or indirectly, as at March 31, 2010
H. Greg Chamandy Director and Chairman of the Board	Westmount Canada	Businessman	May 14, 2009	5,013,254(2)	105,000

Denis Arcand (3) Director and Vice-chairman of the Board	Brossard Canada	Businessman(4)	September 28, 1995	36,348	130,000

Martin Rivard Director, President and Chief Executive Officer	Rouyn-Noranda Canada	President and Chief Executive Officer of the Company (5)	October 1, 2005	1,030,000(6)	375,000

Réjean Houle (7) Director	La Salle Canada	Ambassador, Canadien Hockey Club Inc.(8)	January 27, 1989	39,000	130,000

Raynald Vézina, Eng.(3)(9) Director	Charlesbourg Canada	Mining Consultant (5)	October 30, 2006	5,000	100,000

Elaine Ellingham (9) Director	Toronto Canada	President, Ellingham Consulting Ltd.	February 4, 2010	__	80,000

A. Michel Lavigne, FCA (3) Director and President of the Audit Committee	Brossard Canada	Company Director	February 4, 2010	__	80,000

Samuel Minzberg (7) Director and President of the Compensation Committee	Westmount Canada	Partner, Davies Ward Phillips & Vineberg LLP	February 4, 2010	__	80,000

Jean-Pierre Ouellet (7)(9) Director and President of the Corporate Governance and Ethics Committee	Outremont Canada	Venture partner, St. Lawrence Capital LP and company director	February 4, 2010	__	80,000

Notes:

1)	As the Company has no personal knowledge of the number of shares controlled by the above-mentioned nominees, the information was provided by each of them.

2)

Of this number, 4,020,854 and 32,000 common shares are held respectively by Oxbridge Bank & Trust SCC, an entity ultimately controlled by Mr. Chamandy and Ms. Chantal Condoroussis, Mr. Chamandy’s spouse.

3)	Member of the Audit Committee.

4)	President of a private management company.

5)

Mr. Rivard and Mr. Vézina are also members of the Board of Directors of MISA, an organization of private, public and parapublic enterprises, whose goal is to ensure the ongoing vitality of the Quebec mining industry.

6)	Of which number, 1,000,000 Common Shares are held by Les Entreprises Trémoy Ltée, Mr. Rivard being director, officer and holder of 50% of the voting shares thereof.

7)	Member of the Compensation Committee.

8)	National Hockey League team.

9)	Member of the Governance and Ethics Committee.

The persons whose names are printed on the enclosed proxy form intend to vote at the Meeting FOR the election of the nominees, whose names are set forth above, to the Board of Directors, unless the shareholder signing the proxy has indicated his or her intention to abstain from voting with respect to the election of directors.

Management is not presently aware of any nominees unwilling to serve as a director if elected. However, in the event that any vacancies occur in the slate of nominees submitted herewith prior to the Meeting, the enclosed proxy form confers discretionary authority upon the persons named therein to vote for the election of any other eligible person designated by the Board of Directors of the Company, unless instructions have been given to abstain from voting with respect to the election of directors.

6.	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as indicated below, no nominee for election as director:

(a)

is, on the date of the Circular, or has been, within ten years before that date, a director, chief executive officer or chief financial officer of a company (including the company in respect of which the circular is being prepared) which was subject to a cease trade order or an order similar to a cease trade order, or an order that denies the company access to any exemption under securities legislation, issued:

	(i)	while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

	(ii)	after the nominee ceased to act in the capacity as a director, chief executive officer or chief financial officer and arising from an event that occurred while he or she acted in this capacity;

(b)

is, on the date of the Circular, or has been, within the last ten years before that date, a director or an executive officer of a company (including the company in respect of which the circular is being prepared) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

within the last ten years before the date of the Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Mr. Jean-Pierre Ouellet was a director of GBO Inc. when GBO Inc., on June 11, 2004, filed a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

No nominee for election as a director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered material by a reasonable investor who has to decide whether it is appropriate to vote for a nominee for election as director.

7.	COMPENSATION OF DIRECTORS AND OFFICERS

In 2008, the Canadian Securities Administrators adopted amendments to Regulation 51-102 respecting Continuous Disclosure Obligations related to the compensation of senior officers for the fiscal years ending December 31, 2008 or later. The information hereby presented conforms to these new requirements.

Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2009

During the financial year ended December 31, 2009 the four Named Executive Officers of the Company (as hereinafter defined) were paid an aggregate cash remuneration of $1,196,123.

The following information sets forth the remuneration paid for the financial year ended December 31, 2009 by the Company and its subsidiaries to the Company’s President and Chief Executive Officer, Director of Finance and other executive officers (collectively, the “Named Executive Officers”) who have received in return for services rendered to the Company or its subsidiaries in any capacity, an aggregate compensation exceeding $150,000 during the latest fiscal year. The Company does not offer a long term incentive plan.

Summary Compensation Table

Name and principal position	Fiscal year	Salary ($)	Share-based awards ($)	Option-based awards ($)[2]	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)(3)	Total compensation ($)
					Annual incentive plans (Bonus)	Long term incentive plans
Martin Rivard(1) President and Chief Executive Officer	2009 2008	219,231 206,265	n/a	126,450 31,500	60,000 75,000	n/a	n/a	8,769 8,250	414,450 321,015

Christian Pichette Vice-President, Operations	2009 2008	244,615 242,943	n/a	84,300 55,250	50,000 50,000	n/a	n/a	9,785 9,718	388,700 357,911

Nicole Veilleux Director, Finance	2009 2008	129,231 121,127	n/a	42,150 39,500	12,500 10,000	n/a	n/a	5,169 4,516	189,050 175,143

Notes:

1)	The President and Chief Executive Officer did not receive remuneration in his capacity as a director of the Company.

2)	During 2009, the Company granted a total of 300,000 options to the above-mentioned executive officers on two separate occasions, namely January 15, 2009 and December 11, 2009.

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model. This value corresponds to the fair accounting value established in accordance with generally accepted accounting principles and according to the following assumptions:

	2009	2008
Risk-free rate:	2.3%	3.2%
Expected option life:	4 years	4 years
Volatility:	56%	39%
Expected dividends yield:	0%	0%

3)

The category « Other remuneration » refers to a sum paid to each executive officer that is equivalent to contributions that would normally be made to a retirement fund. Please see the section “Other remuneration”.

4)	Mr. Jean-Guy Rivard, former Chairman of the Board of Directors, received a total compensation of $203,842 in 2009 and $213,603 in 2008.

Compensation Discussion and Analysis of the Named Executive Officers for the Financial Year Ended December 31, 2009

The Compensation Committee endeavours to ensure that the Company’s compensation policies attract and retain highly qualified and experienced executive officers while compensating them according to their personal performance and the overall performance of the Company.

The Compensation Committee makes recommendations to the Board of Directors with regard to the following elements that form the compensation of each of the named executive officers of the Company:

  base salary;

  annual cash premium (bonus); and

  share options.

Base salary

The base salaries of executive officers are reviewed every year by taking into consideration the responsibilities specific to the position, the experience and performance of each of the executive officers as well as the overall financial performance of the Company. In addition, the Compensation Committee analyzes the compensation paid to executive officers for equivalent positions within similar mining companies (“Comparative Group”). The composition of the Company’s Comparative Group is examined each year by the Compensation Committee to ensure its continuing relevance. Variable factors such as production levels, stock market capitalization, size of assets, financial performance and growth rates, are included in the selection criteria of the Company’s Comparative Group. The main criterion used by the members of the Compensation Committee to determine the base salaries of the executive officers for 2009 was the analysis of remuneration paid to executive officers holding equivalent positions within companies that constitute the Comparative Group. The base salary increases in 2009 reflect the desire of the Compensation Committee to provide its executive officers with competitive compensation.

Share-based Awards

The company does not grant any form of share-based awards to its officers.

Annual cash premium (bonus)

The payment of an annual cash bonus represents a short term incentive to the Named Executive Officers of the Company, and aims to foster the realization of performance objectives by each officer. For the fiscal year ended December 31, 2009, the Compensation Committee awarded annual cash bonuses to the Named Executive Officers set out in the “Summary Compensation Table”.

To determine annual cash bonus levels, the members of the Compensation Committee examined the performance of each officer, while keeping sight of the overall goal to offer a total compensation package that is in line with those of similar mining companies. Specifically, the President and Chief Executive Officer’s 2009 bonus was $60,000. This reflected his increased resposibilities following changes to the Board of Directors on March 28, 2009, as well as his active involvement in the evaluation of potential acquisition targets and mining projects.

The Vice President of Operations was paid a bonus of $50,000 in 2009. This reflects his management and supervision of the Company’s operations, in addition to his active involvement in the evaluation of potential acquisition targets and mining properties in 2009.

The Director of Finance was paid a bonus of $12,500 in 2009, to reflect her leadership in the effective and appropriate application of international accountintg norms to the Company’s operations, as well as her involvement in the successful integration of Patricia Mining, following its acquisition in 2009.

Share Option Plan based Compensation

The Company has a Share Option Plan pursuant to which share options can be awarded to Named Executive Officers by the Board of Directors, following a recommendation by the Compensation Committee or at its discretion. The terms of the Share Option Plan are described hereunder under the heading “Share Option-plan based compensation”. The share option awards aim to attract and retain executive officers by allowing them the opportunity to participate in the Company’s success. Generally speaking, the share option awards to Named Executive Officers are recommended by the Compensation Committee at the time of hiring and every year thereafter during the salary revision process. However, the Board of Directors may grant share options at any given time when deemed appropriate. The Company considers share options an important part of the compensation package offered to executive officers.

The number of share options granted to Named Executive Officers is determined according to the current performance evaluation of the officer as well as his or her expected future performance, level of responsibility and importance of the position held within the company.

The members of the Compensation Committee, in addition to the above-mentioned criteria, also take into consideration the total remuneration of other officers holding similar positions in mining companies of a similar size in order to determine the number of options granted to each executive officer for the 2009 fiscal year.

Please note that all options included in the above table expire five years after they were granted by the Board of Directors. To determine the exercise price, the Board of Directors uses the average closing price of a common share of the Company sold as part of the last board lot on the TSX and NYSE Amex on the trading day immediately preceding the date of issuance on which a board lot of common shares was sold on these exchanges. However, the exercise price for these options cannot be inferior to that of the market price, as determined by the closing asked price of a share on the TSX the trading day immediately preceding the grant date.

Other remuneration

For the year 2009, the Director of Finance also received an amount equivalent to approximately 4% of her base salary, which was deposited into the retirement savings plan of her choice.

Similarly, the President and Chief Executive Officer and the Vice-President of Operations, received the equivalent of 4% of their base salaries in cash.

Outstanding Share Option-Based Awards to Named Executive Officers as at December 31, 2009

Option-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money options(1)($)
Martin Rivard President and Chief Executive Officer	50,000 50,000 50,000 50,000 50,000 50,000 75,000	5.30 4.36 2.83 2.88 3.15 1.80 3.55	July 7, 2010 Jan. 30, 2011 Dec. 13, 2011 August 7, 2012 Dec. 13, 2012 Dec. 11, 2013 Dec. 10, 2014	0 0 43,600 31,200 23,100 42,400 5,550
Christian Pichette Vice-President, Operations	50,000 50,000 50,000 25,000 50,000 50,000	4.97 4.36 2.83 2.83 1.80 3.55	Oct. 5, 2010 Jan. 30, 2011 Dec. 13, 2011 July 10, 2013 Dec. 11, 2013 Dec. 10, 2014	0 0 43,600 10,900 42,400 3,700
Nicole Veilleux Director, Finance	10,000 15,000 15,000 25,000 25,000 25,000	5.30 4.04 2.74 2.83 1.80 3.55	July 7, 2010 August 3, 2011 Jan. 7, 2012 July 10, 2013 Dec. 11, 2013 Dec. 10, 2014	0 0 10,620 10,900 21,200 1,850

Notes:

1)	Value is based on the closing price of the Company’s common shares on the TSX on December 31, 2009, which was at $3.92.

2)

Mr. Jean-Guy Rivard, who was Chairman of the Board of Directors until his death on March 28, 2009, received 150,000 options on January 15, 2009. The fair value of these options, based on the Black & Scholes model, was $131,400. On May 5, 2009, the conditions of the options which were held by Mr. Jean-Guy Rivard were amended to allow Mr. Rivard's estate to exercise these options at a later date than six months after his death (i.e., up to the maturity dates originally stipulated). See “Share Option Plan Based Compensation – Description of the Share Option Plan”.

Share Option Plan Based Compensation

Description of the Share Option Plan

The Company has only one equity-based compensation plan, a share option plan, for the benefit of the Company’s and its affiliates officers, directors, employees and service providers (the « Plan »). On May 14, 2009, the shareholders approved an amendment to the Plan that increased the number of common shares in respect of which options may be granted under the Plan from 4,444,400 to 5,245,000, an increase of 800,600 shares.

The total number of common shares issuable under the Plan is 5,245,000, representing approximately 20.1% of the common shares issued and outstanding as at March 31, 2010. On this date, options for the acquisition of a total of 2,941,000 common shares under the Plan were outstanding and priced between $1.80 and $5.30 per share, representing approximately 11.3% of the common shares issued and outstanding on that date.

Between the Plan’s implementation in 1995 and December 31, 2009, 1,802,200 options have been exercised. The Plan is an important element of the compensation package offered to the Company’s executive officers, directors and employees in order to attract and retain these individuals and to align their interests with those of the Company.

As at December 31, 2009, options to acquire a total of 2,480,000 common shares had been granted under the Plan, representing 9.5% of the common shares issued and outstanding on this date, which left a balance of 962,800 available options to be issued by the Board of Directors pursuant to the Plan, as indicated in the table below.

Information on the Share Option Plan as at December 31, 2009

	Number of shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of shares remaining available for future grants under the plan (excluding shares reflected in column (a))
Share Option Plan (approved by the holders)	2,480,000	$3.53	962,800

During the year 2009, 7 option holders exercised a total of 34,000 options.

The number of shares issued to an insider and to persons related to an insider, during any one year period, under all equity-based compensation arrangements of the Company, cannot be greater than 5% of the shares issued and outstanding. In addition, the number of shares that may be issued to insiders, at any time, under all equity-based compensation arrangements of the Company, cannot be greater than 10% of the shares issued and outstanding. Moreover, the number of shares issued to insiders during any one year period, under all equity-based compensation arrangements of the Company, cannot be greater than 10% of the shares issued and outstanding. Finally, shares under option that have expired or have been cancelled before they were exercised may be subject to a new option under the Plan. The number of shares reserved for issuance to an option holder cannot be greater than 5% of the shares issued and outstanding.

It is important to note that options cannot be assigned or transferred. However, the personal representative of the option holder may, as long as he respects the terms of the Plan, exercise the options during the exercise period. Furthermore, the Company does not offer financial aid to the option holder at the exercise of the options.

The Plan is managed by the Board of Directors who establish the terms of the option grants, including the exercise price, provided however, that the exercise price is not lower than the market price, as determined by the closing asked price of a share on the TSX on the trading day immediately preceding the date of grant. The Board of Directors draws on the average closing price of a common share sold as part of a board lot on the TSX and NYSE Amex on the trading day immediately preceding the date of issuance on which a board lot of common shares was sold on these exchanges to determine the exercise price. In the absence of such a closing price, the exercise price cannot be lower than the average daily asked price on the TSX and the NYSE Amex on the trading day preceding the date of grant.

The options granted under the Plan are vested or become subject to exercise according to the terms established by the Board of Directors at the time of grant. In addition, the options can no longer be exercised and expire at a date set by the Board of Directors, which can be no later than 10 years from the date of grant. If the expiry date falls during a blackout period (during any period when the Company’s policies do not permit an option holder to exercise an option) or within ten business days following the last day of the blackout period, then the expiry date will be the last day of this ten business day period. Following the death, termination without cause, resignation or early retirement of an option holder, the options that remain unexercised must be exercised within 60 days in the case of the termination without cause, resignation or early retirement, or within six months in the case of the death of an option holder. The Board of Directors has the discretionary power to modify these terms and periods, provided that options cannot expire later than 10 years from the date on which they were granted. On May 5, 2009, the Company’s directors adopted a resolution approving the amendment of the options held by Mr. Jean-Guy Rivard, who passed away suddenly on March 28, 2009, in order to allow Mr. Rivard’s estate to exercise these options more than six months after his death. In effect, considering that Mr. Rivard was the founder of the Company and Chairman of the Board of Directors, that he had played a crucial role in the Company’s history and that he held 950,000 options at the time of his death, including 340,000 options which could be exercised only after a period of six months following his death, the Company’s Board of Directors considered it expedient to amend the terms and conditions of the plan and, in this specific case only, allowed the options granted to Mr. Rivard to be exercisable on the maturity dates originally stipulated. This amendment was made in accordance with the provisions of the plan and did not require approval by the shareholders of the Company. The maturity dates of the options exercisable by Mr. Rivard’s estate are set forth in the note 2 to the table entitled “Outstanding Share Option-Based Awards to Named Executive Officers as at December 31, 2009”.

When certain corporate events occur, such as a merger, winding-up, dissolution or acquisition of the Company, the Board of Directors may accelerate the vesting of the options so that all options may be exercised during a period of 30 days after the option holders have been so advised, and after this 30 day period all unexercised options will expire.

The Board may, at any time and from time to time, amend, suspend or terminate the Plan, in whole or in part, or amend any term of any issued and outstanding Option (including, without limitation, the price at which shares may be purchased under the Plan, and the vesting and the expiry date of an outstanding Option) provided that no such amendment, suspension or termination may be made without:

o	obtaining approval of the shareholders of the Company, unless such approvals are not required pursuant to the Plan or applicable regulatory authority or stock exchange requirements;

o	obtaining any required approval of any applicable regulatory authority or stock exchange; and

o

in the case of issued and outstanding options, obtaining the consent or, subject to regulatory approval, the deemed consent of the concerned option holder in the event that the amendment materially prejudices the option holder’s rights.

Shareholder approval is not required with respect to the following amendments, in as much as the amendment is in accordance with applicable regulatory requirements:

o	changing the eligibility for, and limitations on, participation in the Plan;

o

modifying the periods during which options may be exercised, subject to, as the case may be, (i) the expiry date occurring on or before the tenth anniversary of the grant date, and (ii) a maximum extension of three years beyond the initial expiry date for any option holder;

o

changing the terms on which options may be awarded and exercised including the provisions relating to the exercise price, the date on which an option becomes exercisable, the expiry date, the right to assign an option and the adjustments to be made pursuant to the Plan;

o

making any addition to, deletion from or alteration to the provisions of the Plan that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

o	correcting or rectifying any ambiguity, defective provision, error or omission in the Plan; and

o	changing the provisions relating to the administration of the Plan;

unless any amendment made to the Plan would reduce the exercise price of an issued and outstanding option, lead to a significant or unreasonable dilution of the outstanding shares or provide additional material benefits to insiders, in which case approval of the shareholders of the Company must be obtained. In addition, if an amendment would reduce the exercise price of any outstanding option held by an insider or would extend the expiry date of options held by insiders beyond the exercise periods contemplated under the Plan or provided on the relevant option certificate, approval of the shareholders of the Company, other than the relevant insiders, must be obtained.

The table below describes the share options exercised during the financial year ended December 31, 2009 by Named Executive Officers and the aggregate value realized on unexercised options at Year-End.

Aggregate share options exercised by Named Executive Officers during the financial year ended on December 31, 2009 and financial year-end option values

Name	Shares Acquired on Exercise(#)	Aggregate Value Realized ($)	Unexercised Options at Year -End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at Year -End(1) ($) Exercisable/Unexercisable

Martin Rivard President and Chief Executive Officer	0	0	225,000 / 150,000	145,850 / 132,900

Christian Pichette Vice-President, Operations	0	0	170,000 / 105,000	100,600 / 105,650

Nicole Veilleux Director, Finance	0	0	56,000 / 59,000	44,570 / 62,630

Notes:

1)	The value is based on the closing price of the common shares of the Company on the TSX on December 31, 2009, which was $3.92.

Incentive Plan Awards to Named Executive Officers – Value earned during the financial year ended on December 31, 2009

Name	Option-based awards – Value on vesting during the year(1) ($)	Share-based awards – Value on vesting during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Martin Rivard President and Chief Executive Officer	35,950	n/a	n/a

Christian Pichette Vice-President, Operations	28,700	n/a	n/a

Nicole Veilleux Director, Finance	12,150	n/a	n/a

Notes:

1)

The value earned during the year is determined according to the closing price on the TSX at the day the options became exercisable, minus the amount to be paid by the Named Executive Officer for exercising his options.

Others

Insurance

The Company carries directors’ and officers’ liability insurance for a maximum amount of $5,000,000, for which the Company pays an annual premium of $40,466.

Indebtedness

No director or candidate to the Board of Directors or executive officer or employee of the Company is currently indebted to the Company or was indebted to the Company or one of its subsidiaries during the year ended December 31, 2009.

Termination and Change of Control Benefits

Employment Contracts

The Company has entered into employment contracts with the Named Executive Officers: Martin Rivard, as President and Chief Executive Officer, Christian Pichette, as Vice-President, Operations, and Nicole Veilleux, as Director, Finance.

The contracts provide that, in the event of termination initiated by the Company without serious cause, namely an act of fraud, theft, criminal negligence or other criminal offence or statutory violation, causing material harm to the Company, or initiated by a Named Executive Officer with cause (no cause is necessary in the case of the President and Chief Executive Officer), or if the contract is not renewed and the employment is terminated at the expiry of the initial term, the Named Executive Officer will be entitled to receive an amount equal to two years (in the case of the President and Chief Executive Officer, three years) of total compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses, RRSP contributions and automobile allowances), based on the annual average of total compensation for the two full financial years preceding the termination date, and the continuation of other benefits over this same period. Notwithstanding the foregoing, in the case of the Vice-President, Operations, if the termination occurs after the renewal of his contract, including the expiry of the renewal period, he instead will be entitled to an amount equal to one year of total compensation and the continuation of other benefits for that same period, while the Director, Finance for her part will be entitled to one month of compensation by year of service, notwithstanding such year of service is completed or not. In the case of the President and Chief Executive Officer, if the termination occurs at the expiry of the renewal period, he instead will be entitled to an amount equal to two years of total compensation. Moreover, and notwithstanding the provisions contained in the share option plan and the conditions of the share options held by the Named Executive Officers, all the share options held by each of the Named Executive Officers will become vested on the termination date. Also, the share options thus vested on the termination date will be exercisable on the earliest of the following two dates: (i) on the dates initially stipulated; or (ii) two years after the termination date (in the case of the President and Chief Executive Officer, three years).

The estimated amount that could be paid by the Company in these given circumstances, assuming that the termination occurred on the last working day of the last financial year of the Company and that this date falls during the initial term of the contract of employment of the Named Executive Officer, is $1,053,174 for the President and Chief Executive Officer, $736,710 for the Vice-President Operations and $345,502 of the Director, Finance. These amounts include the option allocations valued according to the closing price of the Company’s stock on that date, which was $3.92.

Change of Control Agreements

The Company has also entered into an agreement with each of the Named Executive Officers in case of a change of control.

In the event that, during a three-year period after the date of a “change of control”, the employment contract of a Named Executive Officer were to be terminated by his resignation for valid cause or by the severing by the Company of the employment relationship binding him to the Company for cause other than serious cause or his permanent incapacity, then the Company shall pay him, in addition to the payment of any amount owed to him as unpaid salary and vacation accumulated but not yet taken on the termination date, within 30 days of the termination date, a lump sum equivalent to twice (in the case of the President and Chief Executive Officer, three times) his total annual compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses (applicable for the period, regardless of whether they are calculated at that time), benefits, automobile allowances and insurance), based on the average annual amount of total compensation for the two full calendar years preceding the termination date, minus applicable deductions. Also, all the share options held by the Named Executive Officer will become vested on the termination date and thereupon may be exercised. Moreover, and notwithstanding the provisions contained in the share option plan and the conditions of the share options held by the Named Executive Officers, the maturity dates of the options thus exercisable will be those initially stipulated, but without exceeding three years after the termination date. The change of control agreements will end upon the termination of the Named Executive Officer within the Company before the occurrence of a change of control.

A change of control occurs when: (i) another party acquires, directly or indirectly, alone or with any person acting in concert with him, more than 33 1/3% of the outstanding voting securities of the Company, (ii) after a takeover bid, a public offer of exchange, a merger, an arrangement, another form of business combination, a sale of assets of the Company or a contested election, or any combination of these transactions, the persons who are directors of the Company immediately prior to these transactions cease, after these transactions, to represent the majority of the directors on the Board , or on the Board of Directors of any parent company or successor of the Company, or (iii) the shareholders of another entity hold more than 33 1/3% of the outstanding voting securities of the entity resulting from a merger, arrangement or other form of business combination with the other entity.

The estimated amount that could be paid by the Company in these given circumstances, assuming that a change of control occurred on the last business day of the last financial year of the Company, is $1,053,174 for the President and Chief Executive Officer, $736,710 for the Vice-President Operations and $345,502 of the Director, Finance. These amounts include the option allocations valued according to the closing price of the Company’s stock on that date, which was $3.92.

In the event that following termination of employment, amounts are payable to a Named Executive Officer pursuant to an employment contract and a change of control agreement, the Company would only have to pay the greater of the two amounts.

Director Compensation for the financial year ended on December 31, 2009

On December 10, 2009, the Company’s Compensation Committee adopted an amendment to the remuneration plan of directors who are not officers of the Company or its affiliates, or who do not receive compensation in respect thereto. Under the amended remuneration plan, an annual retainer of $12,500 was paid to each Board member for the year 2009, with the exception of Mr. Denis Arcand, who as Chairman of the Board of Directors from April 2009 until mid-December 2009, was paid an annual retainer of $40,000. In addition, every Board member received a sum of $750 for each Board and/or committee meeting that they attended during the year compared with $500 per meeting in 2008.

The annual retainer for directors and attendance fees for board and committee meetings were increased in 2009 and were based on the Compensation Committee’s analysis of amounts paid to directors of comparable mining companies.

As President of the Compensation Committee and President of the Corporate Governance Committee, Mr. Greg Chamandy and Mr. Réjean Houle, respectively, each received an additional sum of $2,500 in 2009. Mr. Denis Arcand, as President of the Audit Committee, similarly received additional remuneration in 2009, in the amount of $5,000.

In aggregate, four Board members received total remuneration of approximately $289,908 during the 2009 fiscal year. Following his appointment to the Board of Directors on May 14, 2009, Mr. H. Greg Chamandy was also granted a total of 75,000 options at an exercise price of $4.12, in conformity with the Company’s share option plan, described above.

Director Compensation Table for the financial year ended on December 31, 2009

Name	Fiscal Fees year	Earned ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value	All other Compensation($)	Total ($)

H. Greg Chamandy, Chairman of the Board (2)	2009 2008	24,667 --	n/a --	140,400 --	n/a --	n/a --	n/a --	165,067 --

Denis Arcand Vice-Chairman of the Board (3)	2009 2008	60,913 14,087	n/a	0 15,750	n/a	n/a	n/a	60,913 29,837

Réjean Houle Director	2009 2008	29,426 15,145	n/a	0 15,750	n/a	n/a	n/a	29,426 30,895

Raynald Vézina Director	2009 2008 [5]	27,702 15,145	n/a	0 15,750	n/a	n/a	6,800 [4]	34,502 30,895

Note:

1)

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model. This value corresponds to the fair accounting value established in accordance with generally accepted accounting principles and according to the following assumptions:

	2009	2008
Risk free-rate :	2.3%	3.2%
Expected Option life :	4 years	4 years
Volatility :	56%	39%
Expected dividends yield :	0%	0%

2)	Mr. H. Greg Chamandy was elected to the Board of Directors on May 14, 2009, and was elected Chairman of the Board of Directors on December 15, 2009.

3)	Mr. Denis Arcand was Chairman of the Board of Directors from April 7, 2009 until December 15, 2009.

4)	This amount is the taxable benefit attributed to Mr. Vézina following his March 4, 2009 exercise of 5,000 options.

5)	In April 2008, Mr. Raynald Vézina was also paid a sum of $11,005, including taxes, for professional project evaluation services rendered to the Company.

Director’s Outstanding Option-based Awards as at December 31, 2009

Attributions à base d’options
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiry date	Value of unexercised in-the-money options(1) ($)

H. Greg Chamandy, Chairman of the Board	75,000	4.12	May 13, 2014	0

Denis Arcand Vice-Chairman of the Board	50,000 25,000 25,000	5.30 2.74 1.80	June 29, 2010 Jan. 7, 2012 Dec. 11, 2013	0 17,700 21,200

Réjean Houle Director	50,000 25,000 25,000	5.30 2.74 1.80	June 29, 2010 Jan. 7, 2012 Dec. 11, 2013	0 17,700 21,200

Raynald Vézina Director	50,000 20,000	2.95 1.80	Oct. 30, 2011 Dec. 11, 2013	38,800 10,600

Note:

1)	Value based on the closing price of the Company’s common shares on the TSX on December 31, 2009 which was $3.92.

Director Incentive Plan Awards – Value earned during the financial year ended on December 31, 2009

Name	Option-based Awards – Value on vesting during the year(1) ($)	Share-based Awards – Value on vesting during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

H. Greg Chamandy, Chairman of the Board	3,450	n/a	n/a

Denis Arcand, Vice- Chairman of the Board	8,900	n/a	n/a

Réjean Houle, Director	8,900	n/a	n/a

Raynald Vézina, Director	13,500	n/a	n/a

Note :

1)

The value earned during the year is determined according to the closing price on the TSX at the day the options became exercisable, minus the amount to be paid by the director for exercising his options.

Composition of the Compensation Committee

The Compensation Committee of the Company is composed of Mr. Sam Minzberg, Mr. Jean-Pierre Ouellet and Mr. Réjean Houle. The compensation of the Chairman of the Board, the President and Chief Executive Officer and the other executive officers is determined by the Board of Directors following recommendations by the committee. As the Board of Directors establishes the salaries of executive officers, it should be noted that the Chief Executive Officer will abstain from the discussion and the ensuing decision concerning the his total compensation arrangements.

8.	PERFORMANCE GRAPH

The following graph compares the total cumulative return of $100 invested in the Company’s common shares on December 31, 2004 with the cumulative total return for each of the S&P/TSX Composite Index of the Toronto Stock Exchange (the “TSX”) and the S&P / TSX Canadian Gold Index over the five-year period ended December 31, 2009 (in each case, assuming reinvestment of dividends). The table shows what a $100 investment in each of the above mentioned indices and in common shares of the Company, made on December 31, 2004, would be worth in each of the five years following the initial investment.

FIVE YEAR COMPARISON OF THE CUMULATIVE TOTAL RETURN OF RICHMONT MINES INC., S&P/TSX COMPOSITE INDEX AND THE S&P / TSX GOLD CANADIAN INDEX

	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008	Dec.31, 2009
Richmont Mines Inc.	$100.00	$79.09	$50.91	$57.09	$37.82	$71.28
S&P/TSX Composite Index	$100.00	$121.91	$139.60	$149.60	$97.20	$127.03
S&P / TSX Gold index	$100.00	$121.41	$156.92	$149.51	$150.65	$161.06

Considering the numerous changes that have taken place with regards to Named Executive Officers since 2004, namely the hiring of new candidates and the departure of certain employees, followed by their successors, it is impossible to establish an adequate comparative analysis of the compensation of the Named Executive Officers with the Company’s performance.

9.	APPOINTMENT OF AUDITORS

Raymond Chabot Grant Thornton LLP (“RCGT”), whose offices are located at 600 De La Gauchetiere Street West, Suite 1900, Montreal, Quebec, have been the Company’s auditors since May 18, 2007.

Unless authority to vote in respect thereof is withheld, the persons whose name is printed on the proxy form will vote FOR the appointment of RCGT as auditors of the Company, and FOR authorizing the audit committee of the Board of Directors to fix their remuneration.

Confirmation of Amendment to the Company's By-Law 2.05

The Board of Directors of the Company has amended By-law 2.05 of the Company to amend the quorum for Board of Directors meetings (the "By-law Amendment"). The New Directors were elected to the Board of Directors at a special meeting held on February 4, 2010. Subsequently, the Board of Directors modified By-law 2.05 to establish the quorum for Board of Directors meetings as a majority of the members of the Board of Directors in office.

The Board of Directors unanimously recommend the adoption of the resolution confirming the By-Law Amendment.

The full text of the proposed resolution confirming the By-Law Amendment is attached to this Circular as Schedule A.

Unless specified in the form of proxy that shares represented by the proxy shall be voted against, the persons whose names are printed on the proxy form will vote FOR the approval of the By-law Amendment.

10.	CORPORATE GOVERNANCE

Corporate Governance Practices

Board of Directors

The Board of Directors is comprised of nine directors, most of whom are independent as defined by Regulation 58-101 respecting Disclosure of Corporation Governance Practices (“Regulation 58-101”). The independent directors within the meaning of Regulation 58-101 are H. Greg Chamandy, Chairman of the Board, Denis Arcand, Vice-Chairman of the Board, Réjean Houle, Raynald Vézina, Elaine Ellingham, A. Michel Lavigne, Samuel Minzberg and Jean-Pierre Ouellet. Martin Rivard is not considered to be independent, as he is the President and Chief Executive Officer of the Company. Martin Rivard is also a director of another reporting issuer, Louvem Mines Inc., of which the Company holds approximately 70% of the issued and outstanding shares.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent directors are however free to hold such meetings if they consider that they are useful.

The following table shows the meeting attendance of each director between January 1st, 2009 and March 31, 2010.

Director	Board of Directors Meetings	Audit Committee Meetings	Compensation Committee Meetings	Governance and Ethics Committee Meetings(2)

H. Greg Chamandy(1)	10 of 10	3 of 3	1 of 1	1 of 1
Martin Rivard	16 of 16	n/a	n/a	n/a
Denis Arcand (4)	16 of 16	6 of 6	1 of 1	1 of 1
Réjean Houle (6)	15 of 16	5 of 5	1 of 1	1 of 1
Raynald Vézina (4)(5)	16 of 16	6 of 6	1 of 1	1 of 1
Elaine Ellingham (3)(5)	2 of 3	n/a	n/a	n/a
A. Michel Lavigne (3)(4)	2 of 3	1 of 1	n/a	n/a
Samuel Minzberg (3)(6)	2 of 3	n/a	n/a	n/a
Jean-Pierre Ouellet (3)(5)(6)	3 of 3	n/a	n/a	n/a

Notes:

1)	Mr. Chamandy was elected to the position of Director on May 14, 2009 at the last annual meeting of the Company.

2)	A Governance and Ethics Committee was created on May 14, 2009 and convened on one occasion.

3)	Elected as Director of the Company on February 4, 2010, the same date that the Board of Directors determined which Board Members would sit on the various committees.

4)	Member of the Audit Committee since February 4, 2010.

5)	Member of the Corporate Governance Committee since February 4, 2010.

6)	Member of the Compensation Committee since February 4, 2010.

Certain directors and nominees for election as directors also serve on the Boards of Directors of other reporting issuers. The following table presents, for each director and nominee for election as director, the other reporting issuers for which they serve as directors.

Director	Other Reporting Issuers
Martin Rivard	Louvem Mines Inc.
Elaine Ellingham	Prelim Capital Inc. and Continental Nickel Limited
A. Michel Lavigne	Nstein Technologies Inc., Primary Energy Recycling Corporation and TVA Group Inc.
Samuel Minzberg	HSBC Bank (Canada) and Reitmans (Canada) Limited
Jean-Pierre Ouellet	GBO Inc.

Mandate of the Board of Directors

The Board of Directors is responsible for the general management of the Company, and each director must act in the best interests of the Company and its shareholders. The Board appoints the members of the senior executive team, advises them and oversees their performance. In addition to generally overseeing the management and commercial affairs of the Company, the Board is also responsible for:

(i)	ensuring, whenever possible, that the Chairman and Chief Executive Officer and the other executive officers are honest and create a culture of integrity throughout the organization;

(ii)	collaborating with the Company’s management to define the Company’s mission and long-term strategy, particularly taking into account the opportunities and risks of the business;

(iii)	defining the principal risks of the Company’s activity and ensuring the implementation of appropriate systems to manage these risks;

(iv)	planning succession, particularly with regards to appointing or reconfirming the executive officers in their positions;

(v)	adopting a code of conduct for the Company, amending it as needed, and enforcing it and interpreting it, as the case may be;

(vi)	adopting a communications policy for the Company and controlling its application;

(vii)	ensuring that the Company’s internal control systems are in place and effective; and

(viii)	developing the Company’s vision in matters of governance, particularly by means of governance guidelines adopted by the Company.

The Board may discharge its responsibilities directly, or indirectly through one of its committees.

Position Description

The Board of Directors has not established written position descriptions for the Chairman of the Board, the Chairman of each Board committee or the President and Chief Executive Officer.

Generally, the Chairman of the Board and the Chairman of each Board committee must provide leadership to the Board or the committee, as the case may be, and must ensure that such Board or committee efficiently discharges its duties. The President and Chief Executive Officer’s role is to ensure that the business and affairs of the Company are properly managed. He develops and executes the business plans, policies and programs of the Company as approved by the Board.

Orientation and Continuing Education

The Company does not offer a formal orientation and education program for new directors. Each new director meets with the Chairman of the Board and the President and Chief Executive Officer of the Company to familiarize himself or herself with the Company’s activities. New directors also have the opportunity to familiarize themselves with the Company by speaking to other directors, by reading documents provided by the officers and by visiting various mining sites. When considered necessary or advisable, the Chairman of the Board and the President and Chief Executive Officer will provide directors with information regarding topics of interest to the directors, such as fiduciary duties and continuous disclosure obligations.

Ethical Business Conduct

The Board has a Code of Ethics for the President and Chief Executive Officer, the Director, Finance, the Vice-President, Operations and any other person performing similar functions. The Code of Ethics, which is under the responsibility of the Governance and Ethics Committee, is reviewed and reassessed annually. A copy of such code may be obtained by making a request to the Secretary of the Company. The Board also has a Code of Business Conduct and Ethics for its directors, officers and employees. The Company similarly has a whistle blower policy under the terms of which employees can report an offence to the Code of Business Conduct and Ethics, or voice a concern relating to possible irregularities with regards to internal accounting, auditing or internal controls, by communicating confidentially with the chairman of the Audit Committee by email, mail or telephone. A memo was sent to all employees of the Company explaining this procedure. Furthermore, no director may participate in any Board discussion regarding a matter in which he has a conflict of interest, and may not vote on any such matter.

Nomination of Directors

The Board does not have a nominating committee to identify new candidates for Board nomination, however the Governance and Ethics Committee exercises all of the functions of a Nominating Committee. Comprised entirely of independent directors, the Governance and Ethics Committee makes recommendations to the Board regarding selection criteria for directors, and periodically reviews the criteria the Board has adopted, as the case may be.

When necessary, the Board looks for candidates with varied backgrounds, who can contribute to the overall performance of the Board, and who have demonstrated integrity, independence, experience and leadership in the past. The Board will nominate the new directors based on recommendations made by the Governance and Ethics Committee.

Compensation Committee

The Board has a Compensation Committee composed entirely of independent directors. The Compensation Committee meets at least once a year to make recommendations to the Board on the remuneration of executive officers and directors. The Committee takes into consideration the responsibilities and workload of executive officers in formulating its recommendations. The Committee favours giving key personnel competitive compensation in order to keep them with the Company.

Governance and Ethics Committee

The Board has a Governance and Ethics Committee, which meets at least once a year, is composed entirely of independent directors. The Governance and Ethics Committee’s mandate is to evaluate every aspect of the Company’s governance practices. In particular, the Committee examines the effectiveness of the Company’s governance practices at regular intervals, and reviews the role and the mandate of the Board and its committees.

Audit Committee

In addition to the Compensation Committee and the Governance and Ethics Committee, the Board has one other committee, the Audit Committee. The information on the Audit Committee is presented in Part VIII of the Company’s Annual Information Form for the year ended December 31, 2009, a copy of which is available on the SEDAR Web Site at www.sedar.com.

Assessment

The Chairman of the Board is responsible for assessing the effectiveness of the Board as a whole, and of the directors individually, and for making recommendations when appropriate. Each Board committee is responsible for assessing its own performance.

11.	OTHER BUSINESS

Management of the Company is not aware of any amendments or changes to the matters identified in the Notice of Meeting, nor of any other matters that may be properly brought before the meeting, other than those identified in the Notice. However, if such amendments, changes, or other matters should be properly brought before the Meeting, the enclosed proxy form confers discretionary authority to the persons named therein to vote on these matters as they may deem advisable.

12.	ADDITIONAL INFORMATION

Additional information relating to the Company is available on the SEDAR Web Site (www.sedar.com). Financial information concerning the Company is included in its annual consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2009. Shareholders who wish to obtain a copy of the consolidated financial statements, the MD&A, the Annual Information Form may do so without charge by contacting the Company as follows:

By Internet:	www.richmont-mines.com
By e-mail:	info@richmont-mines.com
By phone:	514 397-1410
By fax:	514 397-8620
By mail:	Investor Relations c/o Jennifer Aitken Richmont Mines Inc. 1501 McGill College Avenue, Suite 2930 Montreal, Quebec H3A 3M8

13.	APPROVAL

The content and the distribution of this management information circular to the shareholders of the Company have been approved by the Board of Directors.

Dated this 31 day of March, 2010.

/s/ Sidney M. Horn
Sidney M. Horn
Secretary

SCHEDULE « A »

RICHMONT MINES INC.

Shareholder resolution approving the amendment to By-law 2.05 of the Company regarding quorum for Board of Directors meetings

WHEREAS By-law 2.05 of the Company specified that quorum for Board of Directors meetings was three (3) directors;

WHEREAS four (4) new Board members were elected to the Board of Directors at the Special Shareholders Meeting held on February 4, 2010;

WHEREAS the Board of Directors determined that it is desirable to amend By-law 2.05 as provided to herein;

WHEREAS on February 4, 2010, the Board of Directors modified By-law 2.05 to establish quorum for Board of Director meetings as the majority of the members of the Board of Directors in office;

WHEREAS legal requirements stipulate that the new By-law 2.05 must be ratified by the shareholders of the Company;

IT IS RESOLVED :

1	THAT By-Law 2.05 of the Company, which establishes quorum as the majority of the members of the Board of Directors in office, is hereby ratified and approved by the shareholders; and

2.

THAT every officer or director of the Company is hereby authorized for and in the name of the Company to sign and deliver any document and take any action deemed necessary or appropriate to give full effect to the present resolution.